CEOs update  December 2002
Perth, Australia: An interview with Peter Cook Chief Executive Officer of Orbital Engine Corporation Limited.

Q: Orbital Engine Corporation Limited said at its recent AGM that the first quarter ended September 2002 was on plan to deliver cash neutrality from underlying trading, which is your publicly stated objective for the year ending June 2003. Are you currently still on track to achieve this target?

R: Yes, as of the end of November, we are. We are making steady progress and are trading ahead of budget in all areas except licence fee income, which is typically very unpredictable in terms of timing.

Q: Can you clarify what you mean by the term underlying trading?

R: We are talking about the operating performance of our core businesses. It does not include any nonrecurring items such as redundancy costs that might emerge from our restructuring activities.

Q: What guidance can you give regarding earnings for the half year to December 2002?

R: At this point, we are expecting to book a loss of about $3 million, which is nearly $18 million better than the previous first half loss of $21 million and is in line with budget YTD.

Q: Can you provide some guidance on how any nonrecurring items might impact on either profit or cash flows in the December half year?

R: Nonrecurring items, notably redundancy costs, and some working capital items, including money received in advance, have had a significant cash impact in the first half. We would expect cash to have bottomed at approximately $6.5 million by the end of December and to be a similar figure by the end of June 03. Most of the major non trading cash items will have been discharged by the end of January 2003.

The nonrecurring items have had minimal impact on profit in the first half.

Q: How has the Orbital strategy evolved since you became CEO last January?

R: We have restructured our engineering operations to focus on generating fee for service work in all sectors of the business. Our engineering activities are now geared to supporting and servicing key clients, on commercial terms, across a full range of power train initiatives to meet their needs. Engineering was our largest cash drain last year and we are looking to get it to break-even this year.

Additionally, our strategy has been to focus on the two market segments where Orbital Combustion Process OCP technology has been the most successful to date; marine and motorcycles. These businesses generate cash and have the best potential to get us into cash positive territory on a sustainable basis. Automotive remains a priority in our engineering fee for service operations, but not to the detriment of being cash positive.

Q: What has been the EBIT performance of the core businesses in the year to date?

R: System sales have been very strong, up 26 percent year on year in the five months to November, and 11 percent over budget. We have seen particularly strong system sales in the Marine & Recreation business.

Unfortunately, licence income we had expected from Delphi Automotive Systems has not come through, which means the Automotive unit is behind budget. Delphi has suffered delays in getting its targetted development contracts in place. That reflects longer new model introduction schedules by the auto makers,not any problem with our technology. OCP continues to deliver in ongoing tests.
For example, the Saab program has been suspended, potentially indefinitely, for reasons of division profitability, rather than the nonperformance of our technology.

Q: What are your expectations for licence fee income for the year ending June 2003?

R: In light of what has happened in the first five months, we have adjusted our licence fee income expectations. But we feel we will be able to compensate for any shortfall by cost control.

Q: Is an EBIT positive result in the Automotive division achievable in the foreseeable future?

R: Automotive accounts for a considerable portion of our engineering fee for service work. Getting the cost base right in that area is the key. We hold very special and scarce competence in combustion and power train engineering for both auto and nonauto use and the automotive companies are interested in using our facilities and staff to develop applications for them. We are refocusing on this aspect of the business to get Automotive contributing a positive EBIT.

Q: Has the recent downward trend in the companys costs continued in the current year?

R: In the first five months of the year, we reduced the overheads of our business units by around 25 percent compared with the previous corresponding period. Central finance and administration costs were down 45 percent to $1.0 million and corporate management costs down 21 percent to $1.3 million.

Q: Can you further reduce overheads without damaging the growth prospects of the core business?

R: There is a limit to our ability to further reduce overheads.
Major elements of our businesses costs, particularly relating to the facilities,are fixed in nature, but efficiencies can always be found.

Q: At the recent AGM you said you expected to have in place arrangements to restructure and refinance Synerject, your 50:50 joint venture with Siemens VDO,from January 2003. Are the new arrangements likely to result in a change in ownership structure or Orbital having to honour its guarantee, worth $21.6 million, of half Siemens original loan to Synerject?

R: We see the new arrangements as being of significant importance to both Synerject and Orbital. We would expect to make a statement on the restructure in the near future. At this stage however, we would expect there will not be any change in the 50:50 ownership structure. Synerject is performing very well and is ahead of budget and both partners remain committed to the joint venture. We expect that new financing arrangements will relieve us of any immediate guarantee responsibilities but more importantly, we are now confident Synerject will be a real value driver for Orbital in the future.

Q: Synerject generated EBIT of US$400,000 in the first quarter ended September,compared with a loss of US$2.2 million in the previous corresponding period. Is a positive EBIT result sustainable?

R: We believe so. Synerjects EBIT for the first five months was US$697,000, compared with loss of US$2.5 million previously.
And although there is some seasonality in the business, reflecting stronger motorcycle sales during the Northern Hemisphere summer, we expect scooter sales volumes to double this year. We remain very optimistic about the longterm outlook for Synerject. The joint venture is the key supplier of OCP and port injection technologies to three of the four major European scooter manufacturers as well as to the Taiwanese. We also see opportunities for Synerject in India and, through a range of model extensions, in the marine market.

Q: When do you expect Synerject to be able to generate a positive net profit result on a sustainable basis?

R: It is doing that now.

Q: What have been the drivers of the Synerject turnaround?

R: Synerject was substantially restructured in 2002. It raised prices and cut costs. So it was well positioned to benefit from an increase in motorcycle volumes as Piaggio and Peugeot Motocycles launched new 50cc models with OCP technology in the European spring.

Q: At the current share price level of 15.5 cents, Orbitals market capitalisation is $55 million, below the minimum requirement for listing on the New York Stock Exchange of US$50 million ($89 million). You have recently presented to the NYSE in relation to retaining a listing. What progress has been made and when will the NYSE determine whether Orbital retains its listing?

R: We have lodged all the relevant information with the NYSE, which now has a timetable to respond within three months.
I have to stress that this issue concerns only our NYSE listing, and has no effect at all on our ASX listing. We are hopeful we will retain the NYSE listing but if we do not, I can assure investors we will take all steps possible to try and secure listing on another North American exchange.

Q: Thank you Peter.

ends
Orbital is a leading international developer of engine technologies using direct in-cylinder fuel injection and lean-burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive, marine,recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange (OE) as well as the Berlin (ORE) and Frankfurt
(OREA) Exchanges.

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Peter Cook
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668